EXHIBIT 11

Tommy Hilfiger Corporation

Computation of Net Income Per Ordinary Share

(in thousands, except per share amounts)

	Three Months Ended June 30,
	2003	2002
FINANCIAL STATEMENT PRESENTATION
BASIC
Weighted average shares outstanding	90,580	89,898

Earnings (loss) before cumulative effect of accounting change	$16,954	$(8,732)

Net income (loss)	$16,954	$(438,758)

Earnings (loss) per share before cumulative effect of accounting change	$0.19	$(0.10)

Net income (loss) per share	$0.19	$(4.88)

DILUTED
Weighted average shares outstanding	90,580	89,898
Net effect of dilutive stock options based on the treasury stock method using average market price	87	—

Total	90,667	89,898

Earnings (loss) before cumulative effect of accounting change	$16,954	$(8,732)

Net income (loss)	$16,954	$(438,758)

Earnings (loss) per share before cumulative effect of accounting change	$0.19	$(0.10)

Net income (loss) per share	$0.19	$(4.88)

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